Innovation, Science and Economic Development Canada
Corporations Canada

Innovation, Sciences et Développement économique Canada
Corporations Canada

Certificate of Amalgamation

Canada Business Corporations Act

Certificat de fusion

Loi canadienne sur les sociétés par actions

Points.com Inc.

Corporate name / Dénomination sociale

1361236-8

Corporation number / Numéro de société

I HEREBY CERTIFY that the above-named corporation resulted from an amalgamation, under section 185 of the *Canada Business Corporations Act*, of the corporations set out in the attached articles of amalgamation.

JE CERTIFIE que la société susmentionnée est issue d'une fusion, en vertu de l'article 185 de la *Loi canadienne sur les sociétés par actions*, des sociétés dont les dénominations apparaissent dans les statuts de fusion ci-joints.

Isabelle Foley

Deputy Director / Directeur adjoint

2022-01-01

Date of Amalgamation (YYYY-MM-DD)
Date de fusion (AAAA-MM-JJ)

Canada

DocuSign Envelope ID: 7519F38E-011D-4759-A4D3-7D74CA2BEF1A

Innovation, Science and Economic Development Canada
Corporations Canada
Innovation, Sciences et Développement économique Canada
Corporations Canada

Canada Business Corporations Act (CBCA)
FORM 9
ARTICLES OF AMALGAMATION
(Section 185)

1 - Corporate name of the amalgamated corporation

Points.com Inc.

2 - The province or territory in Canada where the registered office is situated *(do not indicate the full address)*

Ontario

3 - The classes and any maximum number of shares that the corporation is authorized to issue

See attached schedule

4 - Restrictions, if any, on share transfers

None.

5 - Minimum and maximum number of directors *(for a fixed number of directors, please indicate the same number in both boxes)*

Minimum number 3 **Maximum number** 9

6 - Restrictions, if any, on the business the corporation may carry on

None.

7 - Other provisions, if any

See attached schedule

8 - The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows:

- ○ **183 - Long form : approved by special resolution of shareholders**
- ✓ **184(1) - Vertical short-form : approved by resolution of directors**
- ○ **184(2) - Horizontal short-form : approved by resolution of directors**

9 - Declaration

I hereby certify that I am a director or an authorized officer of the following corporation:

Name of the amalgamating corporations	Corporation number	Signature
Points.com Inc.	1 3 4 7 5 1 1 - 5	DocuSigned by: Rob MacLean
Points International Ltd.	4 2 6 7 9 1 5	DocuSigned by: Rob MacLean

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

ISED-ISDE 3190E (2020/01) Page 1 of 2

Canada

Schedule

1. the Corporation is authorized to issue an unlimited number of shares designated as Common Shares and an unlimited number of shares designated as Preferred Shares, issuable in series of which:

(a) one (1) consists of a series designated as the Series One Preferred Share;

(b) one (1) consists of a series designated as the Series Two Preferred Share (the "Series 2 Preferred Share");

(c) one (1) consists of a series designated as the Series Three Preferred Share (the "Series 3 Preferred Share");

(a) one (1) consists of a series designated as the Series Four Preferred Share (the "Series 4 Preferred Share"); and

(b) one (1) consists of a series designated as the Series Five Preferred Share (the "Series 5 Preferred Share").

PREFERRED SHARES

1. Privileges of Preferred Shares. The Preferred Shares shall have attached to them, as a class, the rights, privileges, restrictions and conditions as hereinafter set forth.

(a) The Preferred Shares may from time to time be issued in one or more series and, subject to the following provisions, and subject to the sending of articles of amendment in prescribed form and the issuance of a certificate of amendment in respect thereof, the directors may fix from time to time and before issue of a series of Preferred Shares, the number of shares which are to comprise that series and the designation, rights, privileges, restrictions and conditions to be attached to that series of Preferred Shares including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment of dividends, the redemption, purchase and/or conversion prices and terms and conditions of redemption, purchase and/or conversion, and any sinking fund or other provisions.

(b) The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares of the Corporation ranking junior to the Preferred Shares. The Preferred Shares of any series may also be given other preferences, not inconsistent with these articles, over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares of a series as may be fixed in accordance with clause 1(a).

(c) If any cumulative dividends or amounts payable on the return of capital in respect of a series of Preferred Shares are not paid in full, all series of Preferred Shares shall participate rateably in respect of accumulated dividends and return of capital.

(d) Unless the directors otherwise determine in the articles of amendment designating a series of Preferred Shares, the holder of each share of a series of Preferred Shares shall not, as such, be entitled to receive notice of or vote at any meeting of shareholders, except as otherwise specifically provided in the Canada Business Corporations Act.

SERIES ONE PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the Series One Preferred Shares are as follows:

1. Intentionally deleted.

2. Certain Definitions. For the purposes of these Series One Preferred Share provisions, the following terms shall have the following meanings:

(a) "Amended and Restated CIBC Debenture" means that certain debenture issued by the Corporation to CIBC Capital Partners, a division of the Canadian Imperial Bank of Commerce, on March 15, 2001 as such debenture may be amended and restated from time to time;

(b) "Conversion Event" means any of:

(i) the repayment in full of the principal and accrued interest owing under the Amended and Restated CIBC Debenture (other than in connection with a Liquidation Event or where a dividend is or remains payable pursuant to section 3(a));

(ii) the conversion of greater than $2,000,000 principal amount of the Amended and Restated CIBC Debenture into common shares of the Corporation; or

(iii) the payment in full of a dividend pursuant to section 3(a); and

(c) "Dividend Event" means any of:

(i) any merger or consolidation of the Corporation (or a subsidiary of the Corporation which owns all or substantially all of the assets of the Corporation) into or with another corporation (except one in which the holders of shares of the Corporation immediately prior to such merger or consolidation continue to hold at least a majority of the voting power of the shares of the surviving or acquiring corporation);

(ii) any Person (other than Canadian Imperial Bank of Commerce) (and such Person's Affiliates and Associates, and any Person acting jointly or in concert with such Person) (collectively, an "Acquiror") acquiring greater than 50% of the votes attached to the Corporation's securities entitled to vote for the election of the Corporation's board of directors or greater than 50% of the equity (by value) of the Corporation; or

(iii) any sale of all or substantially all of the assets of the Corporation;

(d) "Affiliate" means an "affiliate" as defined by the Canada Business Corporations Act;

(e) "Associate" means an "associate" as defined by the Canada Business Corporations Act; and

(f) "Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative.

3. Dividends Upon Certain Mergers, Consolidations and Asset Sales.

(a) Upon the occurrence of a Dividend Event, the Corporation will pay a cash dividend to the holders of the Series One Preferred Shares in an aggregate amount equal to the amount, if any, by which "A" exceeds "B" where:

(i) "A" is the aggregate amount which would be payable to the holders of Series One Preferred Shares pursuant to section 5 assuming the Corporation dissolved on the date of such Dividend Event; and

(ii) "B" is the amount paid-up on the Series One Preferred Shares.

For the purposes of section 3(a)(i), the value of the assets of the Corporation available for distribution among its shareholders on the dissolution shall be the value attributable to the equity of the Corporation implied by the transaction giving rise to the Dividend Event, as agreed by the Corporation and the holders of the Series One Preferred Shares or, failing such agreement, as determined by a nationally recognized business valuator agreed to by the Corporation and the holders of the Series One Preferred Shares or appointed by a court. For greater certainty, in the case of a transaction described in either (i) or (ii) of the definition of Dividend Event, it is acknowledged that that specific transaction only values the common shares of the Corporation (as opposed to the equity of the Corporation) and appropriate additions are required to value the equity of the Corporation.

(b) In connection with section 3(a):

(i) the Corporation shall not enter into an agreement of merger or consolidation unless such agreement provides for a payment of the dividend to the holders of the Series One Preferred Shares of the amount required by section 3(a);

(ii) if an Acquiror beneficially owns greater than 50% of the outstanding common shares, in aggregate, but the Corporation cannot legally pay to the holder of the Series One Preferred Shares the dividend required by section 3(a), the Corporation shall pay such amount (or any part thereof) when it is legally able to do so and the unpaid amount shall increase at a rate of 11% per annum, compounded annually; and

(iii) the Corporation shall not sell all or substantially all of its assets unless it pays the dividend required by section 3(a) immediately following completion of such sale.

(c) Other than pursuant to section 3(a), the holders of the Series One Preferred Shares shall not be entitled to receive any dividends.

4. Voting Rights. Except as provided for in the Canada Business Corporations Act, the holders of Series One Preferred Shares shall not be entitled to any voting rights in respect of their Series One Preferred Shares.

5. Liquidation, Dissolution or Winding-Up. In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs (a "Liquidation Event") prior to a Conversion Event, the holders of the Series One Preferred Shares shall be entitled to receive from the assets of the Corporation an aggregate of the amount paid-up thereon and $4,000,000 before any amount shall be paid or any assets of the Corporation distributed to the holders of any common shares or shares of any other class ranking junior to the Series One Preferred Shares. After payment to the holders of the Series One Preferred Shares of the amount so payable to them as provided herein, the holders of the Series One Preferred Shares shall be entitled to share in further distributions of the assets of the Corporation pro rata with the holders of the common shares and any participating shares ranking junior to the Series One Preferred Shares; provided, however, that in no event shall the holders of the Series One Preferred Shares be entitled to receive in excess of $24,000,000 pursuant to this section 5. For the purposes of determining, in this section 5, pro rata sharing between the holders of Series One Preferred Shares, the holders of the common shares and the holders of any other participating shares ranking junior to the Series One Preferred Shares, the Series One Preferred Shares shall be regarded as being that number of common shares into which the Amended and Restated CIBC Debenture is convertible immediately prior to the Liquidation Event. The payment under this section 5 in excess of the amount paid-up on the Series One Preferred Shares shall be reduced by the amount of any dividends (other than amounts in respect of the increase in the unpaid amount provided in section 3(b)(ii)) previously paid in accordance with section 3.

6. Automatic Conversion. On the occurrence of a Conversion Event, all outstanding Series One Preferred Shares shall be deemed, as at the time of such Conversion Event, to be converted into a like number of fully paid and non-assessable common shares of the Corporation and the holders thereof shall be deemed to be the holders of such common shares as of and from such time. Notwithstanding that any such holder shall then be deemed to be the holder of the appropriate number of common shares, the Corporation and the transfer agent shall not be required to deliver certificates representing the common shares until surrender of the certificates representing the Series One Preferred Shares that have been so deemed to have been converted.

7. Election. The Corporation shall elect, in the manner and within the time provided under section 191.2 of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate such that no holder of Series One Preferred Shares shall be required to pay tax on dividends received on the Series One Preferred Shares under section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect.

SERIES 2 PREFERRED SHARE

The Series 2 Preferred Share shall have the following rights, privileges, restrictions and conditions:

1. Definitions

For the purposes of these Series 2 Preferred Share provisions:

(a) "Act" shall mean the Canada Business Corporations Act;

(b) "affiliate" shall be construed such that one person shall be deemed to be an affiliate of another person if one of them is controlled (directly or indirectly) by the other or both are controlled (directly or indirectly) by the same person or group of persons, and for this purpose "control" shall be construed such that any combination of a person, its affiliates and persons acting jointly or in concert with either of them (the "Control Group") shall control another person if the Control Group is the beneficial owner of securities of such person sufficient to elect a majority of the board of directors (or, if the person is not a corporation, any comparable body) of such person;

(c) "Agency" shall mean any domestic or foreign court, tribunal, federal, state, provincial, or local government or governmental agency or authority or other regulatory authority (include stock exchange and similar regulatory authorities) or administrative agency or commission (including the Ontario Securities Commission and the Securities Exchange Commission) or any elected or appointed public official;

(d) "associate" shall have the meaning attributed to it for the purposes of the Securities Act (Ontario);

(e) "business day" shall mean every day except a Saturday, Sunday or a day that is a statutory holiday in Toronto, Ontario or a federal holiday in the United States of America;

(f) a "Change of Control" shall be deemed to have occurred if, before the expiry of the Warrants any combination of a person (other than the holder of the Series 2 Preferred Share), its affiliates or associates and persons acting jointly or in concert with any of them becomes the beneficial owner of shares of the Corporation or any successor to the Corporation sufficient to elect a majority of the board of directors;

(g) "CIBC Debenture" shall mean the 11% $6,000,000 convertible debenture, amended and restated as of February 8, 2002, issued by the Corporation to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce;

(h) "Common Shares" shall mean common shares in the capital of the Corporation;

(i) "Current Market Price" shall mean, at any date:

(i) if the Common Shares are listed on any Canadian stock exchange, the price per share that is equal to the weighted average of the prices at which the Common Shares have traded in board lots on the TSX Venture Exchange for each of the trading days on which those shares traded falling not more than 20 business days before that date or, if the common shares are not then listed on the TSX Venture Exchange, on the stock exchange on which the Common Shares are then listed and have traded in the greatest volume during the relevant period;

(ii) if the Common Shares are not listed on any stock exchange, the weighted average of the prices at which the Common Shares have traded in the over-the-counter market for each of the trading days on which those shares traded falling not more than 20 business days before that date, and

(iii) if the Common Shares are not listed on any stock exchange and are not traded in the over-the-counter market, $0.67 per Common Share (as constituted at the date of the issuance of the Series 2 Preferred Share). If, subsequent to the date of the issuance of the Series 2 Preferred Share, the Corporation takes any action affecting the Common Shares that, in the opinion of the board of directors of the Corporation or the holder of the Series 2 Preferred Share, would aversely affect the rights of the holders of the Series 2 Preferred Share, the Current Market Price shall be adjusted as the board of directors, acting in good faith determines after consultation with an investment dealer or investment bank approved by the holder of the Series 2 Preferred Share (such approval not to be withheld unreasonably), but subject in all cases to any necessary regulatory approvals.

(j) "Equity Shares" shall mean any shares of the Corporation (other than Common Shares) that confer upon the holder the right to participate in the distribution of assets upon a Liquidation Event and are not restricted to a fixed sum (or to a fixed sum plus accrued but unpaid dividends) on that distribution.

(k) "Laws" means all laws, statutes, by-laws, rules, regulations, orders, decrees, ordinances, protocols, codes, guidelines, policies, notices, directions and judgements of any Agency;

(l) "Liquidation Entitlement" shall mean an amount equal to the greater of (a) the subscription price of the Series 2 Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series 2 Preferred Share to the date of the Liquidation Event and (b) the product of the number of Underlying Shares and the per share amount to be distributed to the holders of the Common Shares upon the Liquidation Event after giving effect to any payments to be paid on the Series 2 Preferred Share and any other shares (other than the Series 2 Preferred Share) ranking prior to the Common Shares upon the Liquidation Event;

(m) "Liquidation Event" shall mean the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary;

(n) "Parent" means USA Interactive, a corporation incorporated under the laws of Delaware, and any successors thereto;

(o) "person" shall mean an individual, corporation, partnership, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity that may be treated as a person under applicable law;

(p) "Redemption Amount" shall mean (a) in the event of redemption on March 31, 2013, an amount equal to the greater of (i) the subscription price of the Series 2 Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series 2 Preferred Share to the date on which the Series 2 Preferred Share is redeemed in accordance with section 7, and (ii) the product of the number of Underlying Shares and the Current Market Price of the Common Shares on March 31, 2013, and (b) in the event of redemption upon a Change of Control, an amount equal to the greater of 125% of the amount specified in (a)(i), and (ii) the product of the number of Underlying Shares and the greater of (A) the weighted average closing price of the Common Shares on the principal stock exchange on which the Common Shares then are traded for the 10 days ending on the trading day immediately prior to public announcement of the Change of Control, and (B) the fair market value of the consideration paid per Common Share in the transaction resulting in the Change of Control;

(q) "Series One Preferred Share" shall mean the Series One Preferred Share in the capital of the Corporation;

(r) "Series 3 Preferred Share" shall mean the Series 3 Preferred Share in the capital of the Corporation;

(s) "Transfer" shall mean any direct or indirect sale, gift, transfer, assignment, pledge, encumbrance, hypothecation or other disposition in any manner whatsoever;

(t) "Underlying Shares" shall mean, subject to adjustment in accordance with section 10,18,432,427 Common Shares; and

(u) "Warrants" shall mean the warrants represented by the common share warrant certificate issued by the Corporation pursuant to the subscription agreement between the Corporation and the Parent dated March 21, 2003.

2. Ranking

The Series 2 Preferred Share shall in all respects (including the payment of dividends and distribution of assets upon a Liquidation Event) rank equally with the Series One Preferred Share. If the Corporation would be unable to make any payment or distribution in full in accordance with the terms of the Series One Preferred Share and the Series 2 Preferred Share, that payment or distribution shall be made on a pro rata basis, calculated by reference to the amounts that would be received by the holders of the Series One Preferred Share and the Series 2 Preferred Share assuming the payment or distribution of the full amount to be paid or distributed in respect of those shares in accordance with their terms and without any such pro ration.

3. Liquidation, Dissolution or Winding-Up

In the event of a Liquidation Event, the holder of the Series 2 Preferred Share shall be entitled to receive from the assets of the Corporation an amount equal to the Liquidation Entitlement.

4. Dividends

The Corporation shall not declare or pay any dividend on the Common Shares unless it concurrently declares and pays a dividend on the Series 2 Preferred Share in an amount equal to the product of the number of Common Shares comprising the Underlying Shares and the dividend declared or paid per Common Share. Any such dividend shall be paid to the holder of the Series 2 Preferred Share in the same form (cash, shares, other securities or other property) as it is paid to the holders of the Common Shares.

5. Conversion Right

The holder of the Series 2 Preferred Share shall have the right, exercisable at any time prior to 5:00pm (local time in Toronto) on March 31, 2013 (and thereafter if the Corporation fails to redeem the Series 2 Preferred Share pursuant to section 7) to convert the Series 2 Preferred Share into the Underlying Shares. All of the Underlying Shares shall be issued as fully paid and non- assessable. This conversion right may be exercised by the holder of the Series 2 Preferred Share delivering to the Corporation the certificate for the Series 2 Preferred Share together with a notice in writing (the "Conversion Notice") confirming the intention of the holder to convert the Series 2 Preferred Share and specifying the date (which shall be at least two business days following the delivery of the notice) on which that conversion is to be effective (the "Conversion Date") and the address to which the certificates for the Underlying Shares are to be delivered. The Underlying Shares shall be, and shall be deemed to be, issued to the holder of the Series 2 Preferred Share on the Conversion Date and the holder of the Series 2 Preferred Share shall be deemed to be the registered holder of the Underlying Shares, and shall be deemed to have ceased to be the registered holder of the Series 2 Preferred Share, for all purposes effective the Conversion Date. The Corporation shall promptly, and in any event within three business days after the Conversion Date, deliver to the address specified by the holder of the Series 2 Preferred Share in the Conversion Notice certificates evidencing the Underlying Shares.

6. Automatic Conversion

The Series 2 Preferred Share shall be (and shall be deemed to be) automatically converted into one Series 3 Preferred Share on the date that the Series 2 Preferred Share is Transferred by the holder to a person that is not an affiliate of the Parent or the holder ceases to be an affiliate of the Parent. The Series 3 Preferred Share shall be, and shall be deemed to be, issued to the former holder of the Series 2 Preferred Share on the date of automatic conversion, and the former holder of the Series 2 Preferred Share shall be deemed to be the registered holder of the Series 3 Preferred Share and shall be deemed to have ceased to be the registered holder of the Series 2 Preferred Share for all purposes effective the date of automatic conversion. Notwithstanding that the holder shall then be deemed to be the holder of the Series 3 Preferred Share, the Corporation and the transfer agent shall not be required to deliver a certificate representing the Series 3 Preferred Share until three business days following surrender of the certificate representing the converted Series 2 Preferred Share.

7. Redemption

Unless a Conversion Notice has been delivered to the Corporation or the Series 2 Preferred Share has been converted under section 6, the Corporation shall, subject to subsection 32(2) of the Act, redeem the Series 2 Preferred Share upon the earlier of March 31, 2013 and the third business day following a Change of Control. If the Corporation is precluded from redeeming the Series 2 Preferred Share on that date as a result of subsection 32(2) of the Act, it shall redeem the Series 2 Preferred Share as soon as it ceases to be precluded from doing so pursuant to that subsection. At least three business days before the date specified for redemption (the "Redemption Date") of the Series 2 Preferred Share, the Corporation shall deliver to the holder a notice in writing (the "Redemption Notice") of the intention of the Corporation to redeem the Series 2 Preferred Share. The Redemption Notice shall set out the Redemption Amount, the details of its calculation and the Redemption Date. On the Redemption Date, the Corporation shall deliver to the holder of the Series 2 Preferred Share at its address on the register maintained by the Corporation or such other address as the holder of the Series 2 Preferred Share may have notified the Corporation in writing a certified cheque or bank draft payable to the holder in an amount equal to the Redemption Amount. On and after the Redemption Date, the Series 2 Preferred Share shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holder shall cease to be a shareholder in respect of the Series 2 Preferred Share and shall not be entitled to exercise any of the rights of shareholders in respect of the Series 2 Preferred Share, unless the Redemption Amount is not paid as provided in this section, in which case the rights of the holder shall remain unaffected. The holder of the Series 2 Preferred Share may, in its sole discretion, waive or consent to the abridgment of the Redemption Notice.

8. Voting Rights

The holder of the Series 2 Preferred Share shall be entitled to receive, concurrently with its first dissemination, notice of all meetings of shareholders of the Corporation and to attend all meetings of shareholders of the Corporation. In addition to the right to vote separately as a series and as part of a class of shares to the fullest extent permitted under applicable law and the right provided in section 9(b), the holder of the Series 2 Preferred Share shall be entitled to vote, together with the holders of Common Shares, on all matters at all meetings of holders of Common Shares. In each case, the holder of the Series 2 Preferred Share shall be entitled to cast that number of votes equal to the number of Underlying Shares, provided that until Warrants have been exercised, in whole or in part, that number of votes shall not exceed 19.9% of the total number of votes that then may be cast at meetings of holders of Common Shares.

9. Board Representation

So long as the Series 2 Preferred Share is outstanding, unless otherwise approved the holder of the Series 2 Preferred Share, voting separately and as a series:

(a) the board of directors of the Corporation shall be comprised of not more than the maximum number of directors permitted under the Articles of the Corporation and, subject to compliance with applicable Laws, each committee of the board of directors of the Corporation, other than any independent committee formed in connection with matters that relate to the holder of the Series 2 Preferred Share or its affiliates, shall be comprised of not more than four directors, and the Corporation shall not permit any committee of the board of directors of any subsidiary of the Corporation, other than any independent committee formed in connection with matters that relate to the holder of the Series 2 Preferred Share or its affiliates, to be comprised of more than four directors;

(b) the board of directors of the Corporation shall include two directors (who need not be "resident Canadians", as defined in the Act) elected by the holder of the Series 2 Preferred Share, voting separately and as a series;

(c) except as required by applicable Laws, every committee of the board of directors of the Corporation, other than any independent committee formed in connection with matters that relate to the holder of the Series 2 Preferred Share or its affiliates, shall include one of the directors elected by the holder of the Series 2 Preferred Share;

(d) except as required by applicable Laws, the Corporation shall not permit the board of directors of any subsidiary of the Corporation to be constituted without one of the individuals elected by the holder of the Series 2 Preferred Share as a director of the Corporation; and

(e) except as required by applicable Laws, the Corporation shall not permit any committee of the board of directors of any subsidiary of the Corporation, other than any independent committee formed in connection with matters that relate to the holder of the Series 2 Preferred Share or its affiliates, to be constituted without one of the individuals elected by the holder of the Series 2 Preferred Share as a director of the Corporation.

10. Anti-Dilution

(a) If, before the Conversion Date, the Corporation:

(i) issues Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares as a stock dividend;

(ii) makes a distribution on the Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares (other than as dividends paid in the ordinary course);

(iii) divides its outstanding Common Shares into a greater number of shares; or

(iv) consolidates its outstanding Common Shares into a smaller number of shares,

(any of these events being a "Common Share Reorganization"), the holder of the Series 2 Preferred Share shall be entitled to receive and shall accept in lieu of the Underlying Shares that it would have received on the Conversion Date, the aggregate number of shares that it would have been entitled to receive as a result of the Common Share Reorganization if, on the effective date of the Common Share Reorganization, the holder the Series 2 Preferred Share had been the holder of the Underlying Shares that it otherwise would have received on the Conversion Date.

(b) If, before the Conversion Date, the Corporation fixes a record date for the issue of rights, options or warrants to all or substantially all of the holders of the Common Shares or to all or substantially all of the holders of the Common Shares resident in Canada under which those holders are entitled, during a period expiring not more than forty-five days after the record date for that issue (the "Rights Period"), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share (or an exchange or conversion price per share during the Rights Period in the case of securities exchangeable or convertible into Common Shares) of less than 95% of the Current Market Price for the Common Shares on that record date (any of these events being a "Rights Offering"), the number of Underlying Shares shall be adjusted effective immediately after the end of the Rights Period to a number determined by multiplying the number of Underlying Shares in effect immediately prior to the end of the Rights Period by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding, or the number of Common Shares that would be outstanding if the convertible or exchangeable securities issued in connection with the Rights Offering were converted into or exchanged for Common Shares during the Rights Period, in both cases after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering; and

(ii) the denominator of which shall be the aggregate of:

(A) the number of Common Shares outstanding as of the record date for the Rights Offering; and

(B) a number determined by dividing:(1) either: (a) the product of the number of Common Shares issued or subscribed for during the Rights Period upon the exercise of the rights, warrants, or options under the Rights Offering and the price at which those Common Shares are offered, or (b) the product of the exchange or conversion price of the securities offered and the number of Common Shares for or into which the securities offered pursuant to the Rights Offering could have been exchanged or converted during the Rights Period; by (2) the Current Market Price of the Common Shares as of the fifth trading day preceding the record date for the Rights Offering.

Any Common Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of this computation.

(c) If, before the Conversion Date, the Corporation fixes a record date for the issue or the distribution to all or substantially all the holders of the Common Shares or all or substantially all of the holders of the Common Shares resident in Canada of securities of the Corporation (including rights, options or warrants to acquire Equity Shares or securities exchangeable for or convertible into Equity Shares or property or assets and including evidences of indebtedness) or any property or other assets (including cash and securities of other persons) and that issuance or distribution does not constitute a dividend paid in the ordinary course, a Common Share Reorganization or a Rights Offering (any of these non-excluded events being a "Special Distribution"), the number of Underlying Shares shall be adjusted effective immediately after that record date to a number determined by multiplying the number of Underlying Shares in effect on that record date by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding on that record date multiplied by the Current Market Price of the Common Shares on that record date; and

(ii) the denominator of which shall be:

(A) the product of the number of Common Shares outstanding on that record date and the Current Market Price of the Common Shares on that record date; less

(B) the fair market value, as determined by the board of directors of the Corporation after consultation with a qualified and independent valuator approved by the holder of the Series 2 Preferred Share (such approval not to be withheld unreasonably), of those securities or property or other assets issued or distributed in the Special Distribution to the holders of the Common Shares.

Any Common Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of this computation.

(d) If, before the Conversion Date, the Common Shares are reclassified or changed into other shares or other securities (other than pursuant to a Common Share Reorganization), or there is a consolidation, amalgamation or merger of the Corporation with or into any other corporation or other person (other than a consolidation, amalgamation or merger that does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity (any of these events being a "Capital Reorganization"), if the Series 2 Preferred Share is to be converted after the effective date of that Capital Reorganization, the holder of the Series 2 Preferred Share shall be entitled to receive and shall accept in lieu of the Underlying Shares to which it otherwise was entitled, the aggregate number of shares, other securities or other property that it would have been entitled to receive as a result of that Capital Reorganization if, on the effective date of that Capital Reorganization, the holder of the Series 2 Preferred Share had been the registered holder of the number of Common Shares to which the holder otherwise was entitled upon conversion of the Series 2 Preferred Share. If, in the opinion of the board of directors of the Corporation or the holder of the Series 2 Preferred Share, the rights of the holder of the Series 2 Preferred Share otherwise would be adversely affected, the appropriate adjustments as determined by the board of directors, acting in good faith after consultation with an investment dealer or an investment bank approved by the audit committee of the board of directors of the Corporation (or, if no audit committee is extant, the board of directors of the Corporation) and the holder of the Series 2 Preferred Share (such approvals not to be withheld unreasonably) shall be made in respect of any such Capital Reorganization in the application of the provisions set out in this section 10 with respect to the rights and provisions set out in this section with respect to the rights and interests thereafter of the holder of the Series 2 Preferred Share so that these provisions shall continue to result in corresponding adjustments, in relation to any shares, other securities or other property thereafter deliverable upon the conversion of the Series 2 Preferred Share.

(e) If, before the Conversion Date, the Corporation grants or issues (or agrees to grant or issue) Common Shares (other than Common Shares issued pursuant to rights granted or issued by the Corporation prior to March 21, 2003) or securities exchangeable for or convertible into Common Shares to any holders of securities of any of its subsidiaries or issues Common Shares on any conversion of the CIBC Debenture (each such grant or issue being an "Adjusting Transaction"), the number of Underlying Shares shall be adjusted effective immediately after the time of each such Adjusting Transaction (each such time being a "Time of Grant") to a number determined by adding to the number of Underlying Shares immediately prior to the Time of Grant a number of Underlying Shares equal to (A) the product of (x) the number (the "Aggregate Number") that is the aggregate of (aa) the number of Underlying Shares in effect immediately prior to the Time of Grant and (bb) the aggregate number of Common Shares in respect of which subscription forms and the requisite consideration have been delivered to the Corporation pursuant to the Warrants prior to the Time of Grant, and (y) a fraction:

(A) the numerator of which shall be the number of Common Shares outstanding after the Time of Grant if the Corporation issued Common Shares, or the number of Common Shares that would be outstanding if the convertible or exchangeable securities granted or issued (or agreed to be granted or issued) at the Time of Grant were immediately converted into or exchanged for Common Shares; and

(B) the denominator of which shall be the number of Common Shares outstanding immediately prior to the Time of Grant,

minus (B) the Aggregate Number.

Any Common Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of this computation.

(f) The adjustments provided for in this section 10 are cumulative and shall be made successively whenever an event referred to therein shall occur, subject to the following:

(i) No adjustment shall be required to be made in the number of Common Shares issuable upon conversion of the Series 2 Preferred Share unless it would result in a change of at least one share, provided, however, that any adjustments which, except for the provisions of this paragraph (i) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(ii) No adjustment in the number of Common Shares issuable upon the conversion of the Series 2 Preferred Share shall be made in respect of any event described in section 10 (other than the subdivision or consolidation of Common Shares as part of a Common Share Reorganization), if the holder of the Series 2 Preferred Share is entitled to participate in that event on the same terms as it had converted the Series 2 Preferred Share prior to or on the effective date or record date of the event.

(iii) The issue from time to time of Common Shares as dividends paid in the ordinary course of Common Shares to holders of Common Shares who exercise an option or election to receive substantially equivalent dividends in Common Shares in lieu of receiving a cash dividend, shall not to be a Common Share Reorganization.

(iv) If there is a dispute with respect to adjustments provided for in section 10, that dispute shall be conclusively determined by the Corporation's auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be approved by the audit committee of the board of directors of the Corporation (or, if no audit committee is extant, the board of directors of the Corporation) and the holder of the Series 2 Preferred Share (such approvals not to be withheld unreasonably) and the resulting determination shall be binding upon the Corporation, the holder of the Series 2 Preferred Share and all other shareholders of the Corporation.

(v) If, before the Conversion date, the Corporation takes any action affecting the Common Shares that is not contemplated in section 10 and that in the opinion of the board of directors of the Corporation or the holder of the Series 2 Preferred Share would aversely affect the rights of the holder of the Series 2 Preferred Share, the number of Common Shares issuable upon conversion shall be adjusted as the board of directors, acting in good faith determines after consultation with an investment dealer or investment bank approved by the audit committee of the board of directors of the Corporation (or, if no audit committee is extant, the board of directors of the Corporation) and the holder of the Series 2 Preferred Share (such approvals not to be withheld unreasonably), but subject in all cases to any necessary regulatory approvals or consents.

(vi) If the Corporation sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, after that date and before the distribution to those shareholders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver that dividend, distribution or subscription or purchase rights, no adjustment in the number of Common Shares issuable upon conversion of the Series 2 Preferred Share shall be required by reason of the setting of such record date.

(vii) In the absence of a resolution of the directors fixing a record date for a Special Distribution, the Corporation shall be deemed to have fixed as the record date for that Special Distribution the date on which it is effected.

At least twenty-one days (or such shorter period as may be agreed in writing by the holder of the Series 2 Preferred Share) prior to the effective date or record date, as the case may be, of any event that requires or might require adjustment in any of the rights of the Series 2 Preferred Share (including an adjustment of the number of Underlying Shares), the Corporation shall give notice to the holder of the Series 2 Preferred Share of the particulars of that event and, if determinable, the required adjustment.

11. Approval Rights

So long as the Series 2 Preferred Share is outstanding, unless otherwise approved by the holder of the Series 2 Preferred Share, voting separately and as a series, the Corporation shall not, and shall not permit any of its subsidiaries to:

(a) create any class or series of securities of the Corporation (including, without limitation, equity, debt or hybrid securities);

(b) create, incur, assume, or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any indebtedness for borrowed money, other than in the ordinary course of business;

(c) redeem, repurchase, purchase for cancellation or otherwise acquire for value any of its outstanding securities;

(d) declare or pay dividends or declare or make other distributions on its outstanding securities; or

(e) amend the Articles of the Corporation, provided that no such approval shall be required for the Corporation to comply with its legal obligations under the terms (as they exist on the date of issue of the Series 2 Preferred Share and as modified by the CIBC Consent Agreement dated March 21, 2003) of the Series One Preferred Share and the CIBC Debenture, or for the holder of the Series One Preferred Share or the CIBC Debenture to exercise their rights thereunder.

12. Election

The Corporation shall elect, in the manner and within the time provided under section 191.2 of the lncome Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate such that no holder of a Series 2 Preferred Share shall be required to pay tax on dividends received, or deemed to be received, on the Series 2 Preferred Share under section 187.2 of Part IV.I of such act or any successor or replacement provision of similar effect.

SERIES 3 PREFERRED SHARE

The Series 3 Preferred Share shall have the following rights, privileges, restrictions· and conditions:

1. Definitions

For the purposes of these Series 3 Preferred Share provisions:

(a) "Act" shall mean the Canada Business Corporations Act;

(b) "affiliate" shall be construed such that one person shall be deemed to be an affiliate of another person if one of them is controlled (directly or indirectly) by the other or both are controlled (directly or indirectly) by the same person or group of persons, and for this purpose "control" shall be construed such that any combination of a person, its affiliates and persons acting jointly or in concert with either of them (the "Control Group") shall control another person if the Control Group is the beneficial owner of securities of such person sufficient to elect a majority of the board of directors (or, if the person is not a corporation, any comparable body) of such person;

(c) "associate" shall have the meaning attributed to it for the purposes of the Securities Act (Ontario);

(d) "business day" shall mean every day except a Saturday, Sunday or a day that is a statutory holiday in Toronto, Ontario or a federal holiday in the United States of America;

(e) a "Change of Control" shall be deemed to have occurred if, before the expiry of the Warrants any combination of a person (other than the holder of the Series 3 Preferred Share), its affiliates or associates and persons acting jointly or in concert with any of them becomes the beneficial owner of shares of the Corporation or any successor to the Corporation sufficient to elect a majority of the board of directors;

(f) "Liquidation Entitlement" shall mean an amount equal to the subscription price of the Series 2 Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series 2 Preferred Share to the date of the Liquidation Event;

(g) "Liquidation Event" shall mean the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary;

(h) "person" shall mean an individual, corporation, partnership, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity that may be treated as a person under applicable law;

(i) "Redemption Amount" shall mean (a) in the event of redemption on March 31, 2013, an amount equal to the subscription price of the Series 2 Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series 2 Preferred Share to the date on which the Series 3 Preferred Share is redeemed in accordance with section 4, and (b) in the event of redemption upon a Change of Control, an amount equal to 125% of the amount specified in (a);

(j) "Series One Preferred Share" shall mean the Series One Preferred Share in the capital of the Corporation;

(k) "Series 2 Preferred Share" shall mean the Series 2 Preferred Share in the capital of the Corporation; and

(l) "Warrants" shall mean the warrants represented by the common share warrant certificate issued by the Corporation pursuant to the subscription agreement between the Corporation and USA Interactive dated March 21, 2003.

2. Ranking

The Series 3 Preferred Share shall in all respects (including the distribution of assets upon a Liquidation Event) rank equally with the Series One Preferred Shares. If the Corporation would be unable to make any payment or distribution in full in accordance with the terms of the Series One Preferred Shares and the Series 3 Preferred Share, that payment or distribution shall be made on a pro rata basis, calculated by reference the amounts that would be received by the holders of the Series One Preferred Shares and the Series 3 Preferred Share assuming the payment or distribution of the full amount to be paid or distributed in respect of those shares in accordance with their terms and without any such pro ration.

3. Liquidation; Dissolution or Winding-Up

In the event of a Liquidation Event, the holder of the Series 3 Preferred Share shall be entitled to receive from the assets of the Corporation an amount equal to the Liquidation Entitlement.

4. Redemption

The Corporation shall, subject to subsection 32(2) of the Act, redeem the Series 3 Preferred Share upon the earlier of March 31, 2013 and the third business day following a Change of Control. If the Corporation is precluded from redeeming the Series 3 Preferred Share on that date as a result of subsection 32(2) of the Act, it shall redeem the Series 3 Preferred Share as soon as it ceases to be precluded from doing so pursuant to that subsection. At least three business days before the date specified for redemption (the "Redemption Date") of the Series 3 Preferred Share, the Corporation shall deliver to the holder a notice in writing (the "Redemption Notice") of the intention of the Corporation to redeem the Series 3 Preferred Share. The Redemption Notice shall set out the Redemption Amount, the details of its calculation and the Redemption Date. On the Redemption Date, the Corporation shall deliver to the holder of the Series 3 Preferred Share at its address on the register maintained by the Corporation or such other address as the holder of the Series 3 Preferred Share may have notified the Corporation in writing a certified cheque or bank draft payable to the holder in an amount equal to the Redemption Amount. On and after the Redemption Date, the Series 3 Preferred Share shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holder shall cease to be a shareholder in respect of the Series 3 Preferred Share and shall not be entitled to exercise any of the rights of shareholders in respect of the Series 3 Preferred Share, unless the Redemption Amount is not paid as provided in this section, in which case the rights of the holder shall remain unaffected. The holder of the Series 3 Preferred Share may, in its sole discretion, waive or consent to the abridgment of the Redemption Notice.

5. Voting Rights

The holder of the Series 3 Preferred Share shall be entitled to vote separately as a series and as part of a class of shares to the fullest extent permitted under applicable law.

6. Election

The Corporation shall elect, in the manner and within the time provided under section 191.2 of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate such that no holder of a Series 3 Preferred Share shall be required to pay tax on dividends received, or deemed to be received, on the Series 3 Preferred Share under section 187.2 of Part IV.I of such act or any successor or replacement provision of similar effect.

SERIES FOUR PREFERRED SHARE

The Series Four Preferred Share shall have the following rights, privileges, restrictions and conditions:

1. Definitions

For the purposes of these Series Four Preferred Share provisions:

(a) "Act" shall mean the Canada Business Corporations Act;

(b) "affiliate" shall be construed such that one person shall be deemed to be an affiliate of another person if one of them is controlled (directly or indirectly) by the other or both are controlled (directly or indirectly) by the same person or group of persons, and for this purpose "control" shall be construed such that any combination of a person, its affiliates and persons acting jointly or in concert with either of them (the "Control Group") shall control another person if the Control Group is the beneficial owner of securities of such person sufficient to elect a majority of the board of directors (or, if the person is not a corporation, any comparable body) of such person;

(c) "Agency" shall mean any domestic or foreign court, tribunal, federal, state, provincial, or local government or governmental agency or authority or other regulatory authority (include stock exchange and similar regulatory authorities) or administrative agency or commission (including the Ontario Securities Commission and the Securities Exchange Commission) or any elected or appointed public official;

(d) "associate" shall have the meaning attributed to it for the purposes of the Securities Act (Ontario);

(e) "business day" shall mean every day except a Saturday, Sunday or a day that is a statutory holiday in Toronto, Ontario or a federal holiday in the United States of America;

(f) a "Change of Control" shall be deemed to have occurred if, before the expiry of the Warrants any combination of a person (other than the holder of the Series Four Preferred Share), its affiliates or associates and persons acting jointly or in concert with any of them becomes the beneficial owner of shares of the Corporation or any successor to the Corporation sufficient to elect a majority of the board of directors;

(g) "CIBC Debenture" shall mean the 11% $6,000,000 convertible debenture, amended and restated as of February 8, 2002, issued by the Corporation to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce, as the same may be amended, amended and restated and transferred from time to time;

(h) "Common Shares" shall mean common shares in the capital of the Corporation;

(i) "Current Market Price" shall mean, at any date:

(i) if the Common Shares are listed on any Canadian stock exchange, the price per share that is equal to the weighted average of the prices at which the Common Shares have traded in board lots on the Toronto Stock Exchange for each of the trading days on which those shares traded falling not more than 20 business days before that date or, if the common shares are not then listed on the Toronto Stock Exchange, on the stock exchange on which the Common Shares are then listed and have traded in the greatest volume during the relevant period;

(ii) if the Common Shares are not listed on any stock exchange, the weighted average of the prices at which the Common Shares have traded in the. over-the-counter market for each of the trading days on which those shares traded failing not more than 20 business days before that date, and

(iii) if the Common Shares are not listed on any stock exchange and are not traded in the over-the-counter market, $0.767 per Common Share (as constituted at the date of the issuance of the Series Four Preferred Share). If, subsequent to the date of the issuance of the Series Four Preferred Share, the Corporation takes any action affecting the Common Shares that, in the opinion of the board of directors of the Corporation or the holder of the Series Four Preferred Share, would aversely affect the rights of the holders of the Series Four Preferred Share, the Current Market Price shall be adjusted as the board of directors, acting in good faith determines after consultation with an investment dealer or investment bank approved by the holder of the Series Four Preferred Share (such approval not to be withheld unreasonably), but subject in all cases to any necessary regulatory approvals;

(j) "Equity Shares" shall mean any shares of the Corporation (other than Common Shares) that confer upon the holder the right to participate in the distribution of assets upon a Liquidation Event and are not restricted to a fixed sum (or to a fixed sum plus accrued but unpaid dividends) on that distribution;

(k) "Laws" means all laws, statutes, by-laws, rules, regulations, orders, decrees, ordinances, protocols, codes, guidelines, policies, notices, directions and judgements of any Agency;

(l) "Liquidation Entitlement" shall mean an amount equal to the greater of (a) the subscription price of the Series Four Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series Four Preferred Share to the date of the Liquidation Event and (b) the product of the number of Underlying Shares and the per share amount to be distributed to the holders of the Common Shares upon the Liquidation Event after giving effect to any payments to be paid on the Series Four Preferred Share and any other shares (other than the Series Four Preferred Share) ranking prior to the Common Shares upon the Liquidation Event;

(m) "Liquidation Event" shall mean the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary;

(n) "Parent" means InterActiveCorp., a corporation incorporated under the laws of Delaware, and any successors thereto;

(o) "person" shall mean an individual, corporation, partnership, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity that may be treated as a person under applicable law;

(p) "Redemption Amount" shall mean (a) in the event of redemption on March 31; 2013, an amount equal to the greater of (i) the subscription price of the Series Four Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series Four Preferred Share to the date on which the Series Four Preferred Share is redeemed in accordance with section 7, and (ii) the product of the number of Underlying Shares and the Current Market Price of the Common Shares on March 31, 2013, and (b) in the event of redemption upon a Change of Control, an amount equal to the greater of (i) 125% of the amount specified in and (ii) the product of the number of Underlying Shares and the greater of (A) the weighted average closing price of the Common Shares on the principal stock exchange on which the Common Shares then are traded for the 10 days ending on the trading day immediately prior to public announcement of the Change of Control, and (B) the fair market value of the consideration paid per Common Share in the transaction resulting in the Change of Control;

(q) "Series One Preferred Share" shall mean the Series One Preferred Share in the capital of the Corporation;

(r) "Series Two Preferred Share" shall mean the Series Two Preferred Share in the capital of the Corporation;

(s) "Series Five Preferred Share" shall mean the Series Five Preferred Share in the capital of the Corporation;

(t) "Transfer" shall mean any direct or indirect sale, gift, transfer, assignment, pledge, encumbrance, hypothecation or other disposition in any manner whatsoever;

(u) "Underlying Shares" shall mean, subject to adjustment in accordance with section 10, 4,504,069 Common Shares; and

(v) "Warrants" shall mean the warrants represented by the common share warrant certificate issued by the Corporation pursuant to the subscription agreement between the Corporation and the Parent dated March 21, 2003.

2. Ranking

The Series Four Preferred Share shall in all respects (including the payment of dividends and distribution of assets upon a Liquidation Event) rank equally with the Series One Preferred Share and the Series Two Preferred Share. If the Corporation would be unable to make any payment or distribution in full in accordance with the terms of the Series One Preferred Share, the Series Two Preferred Share and the Series Four Preferred Share, that payment or distribution shall be made on a pro rata basis, calculated by reference to the amounts that would be received by the holders of the Series One Preferred Share, the Series Two Preferred Share and the Series Four Preferred Share assuming the payment or distribution of the full amount to be paid or distributed in respect of those shares in accordance with their terms and without any such pro ration.

3. Liquidation, Dissolution or Winding-Up

In the event of a Liquidation Event, the holder of the Series Four Preferred Share shall be entitled to receive from the assets of the Corporation an amount equal to the Liquidation Entitlement.

4. Dividends

The Corporation shall not declare or pay any dividend on the Common Shares unless it concurrently declares and pays a dividend on the Series Four Preferred Share in an amount equal to the product of the number of Common Shares comprising the Underlying Shares and the dividend declared or paid per Common Share. Any such dividend shall be paid to the holder of the Series Four Preferred Share in the same form (cash, shares, other securities or other property) as it is paid to the holders of the Common Shares.

5. Conversion Right

The holder of the Series Four Preferred Share shall have the right, exercisable at any time prior to 5:00pm (local time in Toronto) on March 31, 2013 (and thereafter if the Corporation fails to redeem the Series Four Preferred Share pursuant to section 7) to convert the Series Four Preferred Share into the Underlying Shares. All of the Underlying Shares shall be issued as fully paid and non-assessable. This conversion right may be exercised by the holder of the Series Four Preferred Share delivering to the Corporation the certificate for the Series Four Preferred Share together with a notice in writing (the "Conversion Notice") confirming the intention of the holder to convert the Series Four Preferred Share and specifying the date (which shall be at least two business days following the delivery of the notice) on which that conversion is to be effective (the "Conversion Date") and the address to which the certificates for the Underlying Shares are to be delivered. The Underlying Shares shall be, and shall be deemed to be, issued to the holder of the Series Four Preferred Share on the Conversion Date and the holder of the Series Four Preferred Share shall be deemed to be the registered holder of the Underlying Shares, and shall be deemed to have ceased to be the registered holder of the Series Four Preferred Share, for all purposes effective the Conversion Date. The Corporation shall promptly, and in any event within three business days after the Conversion Date, deliver to the address specified by the holder of the Series Four Preferred Share in the Conversion Notice certificates evidencing the Underlying Shares.

6. Automatic Conversion

The Series Four Preferred Share shall be (and shall be deemed to be) automatically converted into one Series Five Preferred Share on the date that the Series Four Preferred Share is Transferred by the holder to a person that is not an affiliate of the Parent or the holder ceases to be an affiliate of the Parent. The Series Five Preferred Share shall be, and shall be deemed to be, issued to the former holder of the Series Four Preferred Share on the date of automatic conversion, and the former holder of the Series Four Preferred Share shall be deemed to be the registered holder of the Series Five Preferred Share and shall be deemed to have ceased to be the registered holder of the Series Four Preferred Share for all purposes effective the date of automatic conversion. Notwithstanding that the holder shall then be deemed to be the holder of the Series Five Preferred Share, the Corporation and the transfer agent shall not be required to deliver a certificate representing the Series Five Preferred Share until three business days following surrender of the certificate representing the converted Series Four Preferred Share.

7. Redemption

Unless a Conversion Notice has been delivered to the Corporation or the Series Four Preferred Share has been converted under section 6, the Corporation shall, subject to subsection 32(2) of the Act, redeem the Series Four Preferred Share upon the earlier of March 31, 2013 and the third business day following a Change of Control. If the Corporation is precluded from redeeming the Series Four Preferred Share on that date as a result of subsection 32(2) of the Act, it shall redeem the Series Four Preferred Share as soon as it ceases to be precluded from doing so pursuant to that subsection. At least three business days before the date specified for redemption (the "Redemption Date") of the Series Four Preferred Share, the Corporation shall deliver to the holder a notice in writing (the "Redemption Notice") of the intention of the Corporation to redeem the Series Four Preferred Share. The Redemption Notice shall set out the Redemption Amount, the details of its calculation and the Redemption Date. On the Redemption Date, the Corporation shall deliver to the holder of the Series Four Preferred Share at its address on the register maintained by the Corporation or such other address as the holder of the Series Four Preferred Share may have notified the Corporation in writing a certified cheque or bank draft payable to the holder in an amount equal to the Redemption Amount. On and after the Redemption Date, the Series Four Preferred Share shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holder shall cease to be a shareholder in respect of the Series Four Preferred Share and shall not be entitled to exercise any of the rights of shareholders in respect of the Series Four Preferred Share, unless the Redemption Amount is not paid as provided in this section, in which case the rights of the holder shall remain unaffected. The holder of the Series Four Preferred Share may, in its sole discretion, waive or consent to the abridgment of the Redemption Notice

8. Voting Rights

The holder of the Series Four Preferred Share shall be entitled to receive; concurrently with its first dissemination, notice of all meetings of shareholders of the Corporation and to attend all meetings of shareholders of the Corporation. In addition to the right to vote separately as a series and as part of a class of shares to the fullest extent permitted under applicable law and the right provided in section 9, the holder of the Series Four Preferred Share shall be entitled to vote, together with the holders of Common Shares, on all matters at all meetings of holders of Common Shares. In each case, the holder of the Series Four Preferred Share shall be entitled to cast that number of votes equal to the number of Underlying Shares, provided that until Warrants have been exercised, in whole or in part, that number of votes shall not exceed 19.9% of the total number of votes that then may be cast at meetings of holders of Common Shares less that number of votes that may be cast by the holder of the Series Two Preferred Share and provided further that the number of votes may not be less than zero.

9. Board Representation

So long as the Series Four Preferred Share is outstanding, unless otherwise approved by the holder of the Series Four Preferred Share, voting separately and as a series, the board of directors of the Corporation shall include one director (who need not be a "resident Canadian", as defined in the Act) elected by the holder of the Series Four Preferred Share, voting separately and as a series.

10. Anti-Dilution

(a) If, before the Conversion Date, the Corporation:

(i) issues Common Shares or securities exchangeable for or convertible into Common Shares to alI or substantially all the holders of the Common Shares as a stock dividend;

(ii) makes a distribution on the Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares (other than as dividends paid in the ordinary course);

(iii) divides its outstanding Common Shares into a greater number of shares; or

(iv) consolidates its outstanding Common Shares into a smaller number of shares,

(any of these events being a "Common Share Reorganization"), the holder of the Series Four Preferred Share shall be entitled to receive and shall accept in lieu of the Underlying Shares that it would have received on the Conversion Date, the aggregate number of shares that it would have been entitled to receive as a result of the Common Share Reorganization if, on the effective date of the Common Share Reorganization, the holder the Series Four Preferred Share had been the holder of the Underlying Shares that it otherwise would have received on the Conversion Date.

(b) If, before the Conversion Date, the Corporation fixes a record date for the issue of rights, options or warrants to all or substantially all of the holders of the Common Shares or to all or substantially all of the holders of the Common Shares resident in Canada under which those holders are entitled, during a period expiring not more than forty-five days after the record date for that issue (the "Rights Period"), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share (or an exchange or conversion price per share during the Rights Period in the case of securities exchangeable or convertible into Common Shares) of less than 95% of the Current Market Price for the Common Shares on that record date (any of these events being a "Rights Offering"), the number of Underlying Shares shall be adjusted effective immediately after the end of the Rights Period to a number determined by multiplying the number of Underlying Shares in effect immediately prior to the end of the Rights Period by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding, or the number of Common Shares that would be outstanding if the convertible or exchangeable securities issued in connection with the Rights Offering were converted into or exchanged for Common Shares during the Rights Period, in both cases after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering; and

(ii) the denominator of which shall be the aggregate of:

(A) the number of Common Shares outstanding as of the record date for the Rights Offering; and

(B) a number determined by dividing: (1) either: (a) the product of the number of Common Shares issued or subscribed for during the Rights Period upon the exercise of the rights, warrants, or options under the Rights Offering and the price at which those Common Shares are offered, or (b) the product of the exchange or conversion price of the securities offered and the number of Common Shares for or into which the securities offered pursuant to the Rights Offering could have been exchanged or converted during the Rights Period; by (2) the Current Market Price of the Common Shares as of the fifth trading day preceding the record date for the Rights Offering.

Any Common Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of this computation.

(c) If, before the Conversion Date, the Corporation fixes a record date for the issue or the distribution to all or substantially all the holders of the Common Shares or all or substantially all of the holders of the Common Shares resident in Canada of securities of the Corporation (including rights, options or warrants to acquire Equity Shares or securities exchangeable for or convertible into Equity Shares or property or assets and including evidences of indebtedness) or any property or other assets (including cash and securities of other persons) and that issuance or distribution does not constitute a dividend paid in the ordinary course, a Common Share Reorganization or a Rights Offering (any of these non-excluded events being a "Special Distribution"), the number of Underlying Shares shall be adjusted effective immediately after that record date to a number determined by multiplying the number of Underlying Shares in effect on that record date by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding on that record date multiplied by the Current Market Price of the Common Shares on that record date; and

(ii) the denominator of which shall be:

(A) the product of the number of Common Shares outstanding on that record date and the Current Market Price of the Common Shares on that record date; less

(B) the fair market value, as determined by the board of directors of the Corporation after consultation with a qualified and independent valuator approved by the holder of the Series Four Preferred Share (such approval not to be withheld unreasonably), of those securities or property or other assets issued or distributed in the Special Distribution to the holders of the Common Shares.

Any Common Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of this computation.

(d) If, before the Conversion Date, the Common Shares are reclassified or changed into other shares or other securities (other than pursuant to a Common Share Reorganization), or there is a consolidation, amalgamation or merger of the Corporation with or into any other corporation or other person (other than a consolidation, amalgamation or merger that does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity (any of these events being a "Capital Reorganization"), if the Series Four Preferred Share is to be converted after the effective date of that Capital Reorganization, the holder of the Series Four Preferred Share shall be entitled to receive and shall accept in lieu of the Underlying Shares to which it otherwise was entitled, the aggregate number of shares, other securities or other property that it would have been entitled to receive as a result of that Capital Reorganization if, on the effective date of that Capital Reorganization, the holder of the Series Four Preferred Share had been the registered holder of the number of Common Shares to which the holder otherwise was entitled upon conversion of the Series Four Preferred Share. If, in the opinion of the board of directors of the Corporation or the holder of the Series Four Preferred Share, the rights of the holder of the Series Four Preferred Share otherwise would be adversely affected, the appropriate adjustments as determined by the board of directors, acting in good faith after consultation with an investment dealer or an investment bank approved by the audit committee of the board of directors of the Corporation (or, if no audit committee is extant, the board of directors of the Corporation) and the holder of the Series Four Preferred Share (such approvals not to be withheld unreasonably) shall be made in respect of any such Capital Reorganization in the application of the provisions set out in this section 10 with respect to the rights and provisions set out in this section with respect to the rights and interests thereafter of the holder of the Series Four Preferred Share so that these provisions shall continue to result in corresponding adjustments, in relation to any shares, other securities or other property thereafter deliverable upon the conversion of the Series Four Preferred Share.

(e) If, before the Conversion Date, the Corporation grants or issues (or agrees to grant or issue) Common Shares (other than Common Shares issued pursuant to rights granted or issued by the Corporation prior to March 21, 2003) or securities exchangeable for or convertible into Common Shares to any holders of securities of any of its subsidiaries or issues Common Shares on any conversion of the CIBC Debenture (each such grant or issue being an "Adjusting Transaction") the number of Underlying Shares shall be adjusted effective immediately after the time of each such Adjusting Transaction (each such time being a "Time of Grant") to a number determined by adding to the number of Underlying Shares immediately prior to the Time of Grant a number of Underlying Shares equal to (A) the product of (x) the number (the "Aggregate Number") that is the aggregate of (aa) the number of Underlying Shares in effect immediately prior to the Time of Grant and (bb) the aggregate number of Common Shares in respect of which subscription forms and the requisite consideration have been delivered to the Corporation pursuant to the Warrants prior to the Time of Grant, and (y) a fraction:

(A) the numerator of which shall be the number of Common Shares outstanding after the Time of Grant if the Corporation issued Common Shares, or the number of Common Shares that would be outstanding if the convertible or exchangeable securities granted or issued (or agreed to be granted or issued) at the Time of Grant were immediately converted into or exchanged for Common Shares; and

(B) the denominator of which shall be the number of Common Shares outstanding immediately prior to the Time of Grant,

minus (B) the Aggregate Number.

Any Common Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of this computation.

(f) The adjustments provided for in this section 10 are cumulative and shall be made successively whenever an event referred to therein shall occur, subject to the following:

(i) No adjustment shall be required to be made in the number of Common Shares issuable upon conversion of the Series Four Preferred Share unless it would result in a change of at least one share, provided, however, that any adjustments which, except for the provisions of this paragraph (i) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(ii) No adjustment in the number of Common Shares issuable upon the conversion of the Series Four Preferred Share shall be made in respect of any event described in section 10 (other than the subdivision or consolidation of Common Shares as part of a Common Share Reorganization), if the holder of the Series Four Preferred Share is entitled to participate in that event on the same terms as it had converted the Series Four Preferred Share prior to or on the effective date or record date of the event.

(iii) The issue from time to time of Common Shares as dividends paid in the ordinary course of Common Shares to holders of Common Shares who exercise an option or election to receive substantially equivalent dividends in Common Shares in lieu of receiving a cash dividend, shall not to be Common Share Reorganization.

(iv) If there is a dispute with respect to adjustments provided for in section 10, that dispute shall be conclusively determined by the Corporation's auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be approved by the audit committee of the board of directors of the Corporation (or, if no audit committee is extant, the board of directors of the Corporation) and the holder of the Series Four Preferred Share (such approvals not to be withheld unreasonably) and the resulting determination shall be binding upon the Corporation, the holder of the Series Four Preferred Share and all other shareholders of the Corporation.

(v) If, before the Conversion date, the Corporation takes any action affecting the Common Shares that is not contemplated in section 10 and that in the opinion of the board of directors of the Corporation or the holder of the Series Four Preferred Share would aversely affect the rights of the holder of the Series Four Preferred Share, the number of Common Shares issuable upon conversion shall be adjusted as the board of directors, acting in good faith determines after consultation with an investment dealer or investment bank approved by the audit committee of the board of directors of the Corporation (or, if no audit committee is extant, the board of directors of the Corporation) and the holder of the Series Four Preferred Share (such approvals not to be withheld unreasonably), but subject in all cases to any necessary regulatory approvals or consents.

(vi) If the Corporation sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, after that date and before the distribution to those shareholders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver that dividend, distribution or subscription or purchase rights, no adjustment in the number of Common Shares issuable upon conversion of the Series Four Preferred Share shall be required by reason of the setting of such record date.

(vii) In the absence of a resolution of the directors fixing a record date for a Special Distribution, the Corporation shall be deemed to have fixed as the record date for that Special Distribution the date on which it is effected.

At least twenty-one days (or such shorter period as may be agreed in writing by the holder of the Series Four Preferred Share) prior to the effective date or record date, as the case may be, of any event that requires or might require adjustment in any of the rights of the Series Four Preferred Share (including an adjustment of the number of Underlying Shares), the Corporation shall give notice to the holder of the Series Four Preferred Share of the particulars of that event and, if determinable, the required adjustment.

11. Approval Rights

So long as the Series Four Preferred Share is outstanding, unless otherwise approved by the holder of the Series Four Preferred Share, voting separately and as a series, the Corporation shall not, and shall not permit any of its subsidiaries to:

(a) create any class or series of securities of the Corporation (including, without limitation, equity, debt or hybrid securities);

(b) create, incur, assume, or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any indebtedness for borrowed money, other than in the ordinary course of business;

(c) redeem, repurchase, purchase for cancellation or otherwise acquire for value any of its outstanding securities;

(d) declare or pay dividends or declare or make other distributions on its outstanding securities; or

(e) amend the Articles of the Corporation,

provided that no such approval shall be required for the Corporation to comply with its legal obligations under the terms (as they exist on the date of issue of the Series Four Preferred Share and as modified by the CIBC Consent Agreement dated March 21, 2003) of the Series One Preferred Share and the CIBC Debenture, or for the holder of the Series One Preferred Share or the CIBC Debenture to exercise their rights thereunder.

12. Election

The Corporation shall elect, in the manner and within the time provided under section 191.2 of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate such that no holder of a Series Four Preferred Share shall be required to pay tax on dividends received, or deemed to be received, on the Series Four Preferred Share under section 187.2 of Part IV.I of such act or any successor or replacement provision of similar effect.

SERIES FIVE PREFERRED SHARE

The Series Five Preferred Share shall have the following rights, privileges, restrictions and conditions:

1. Definitions

For the purposes of these Series Five Preferred Share provisions:

(a) "Act" shall mean the Canada Business Corporations Act;

(b) "affiliate" shall be construed such that one person shall be deemed to be an affiliate of another person if one of them is controlled (directly or indirectly) by the other or both are controlled (directly or indirectly) by the same person or group of persons, and for this purpose "control" shall be construed such that any combination of a person, its affiliates and persons acting jointly or in concert with either of them (the "Control Group") shall control another person if the Control Group is the beneficial owner of securities of such person sufficient to elect a majority of the board of directors (or, if the person is not a corporation, any comparable body) of such person;

(c) "associate" shall have the meaning attributed to it for the purposes of the Securities Act (Ontario);

(d) "business day" shall mean every day except a Saturday, Sunday or a day that is a statutory holiday in Toronto, Ontario or a federal holiday in the United States of America;

(e) a "Change of Control" shall be deemed to have occurred if, before the expiry of the Warrants any combination of a person (other than the holder of the Series Five Preferred Share), its affiliates or associates and persons acting jointly or in concert with any of them becomes the beneficial owner of shares of the Corporation or any successor to the Corporation sufficient to elect a majority of the board of directors;

(f) "Liquidation Entitlement" shall mean an amount equal to the subscription price of the Series Four Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series Four Preferred Share to the date of the Liquidation Event;

(g) "Liquidation Event" shall mean the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary;

(h) "person" shall mean an individual, corporation, partnership, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity that may be treated as a person under applicable law;

(i) "Redemption Amount" shall mean (a) in the event of redemption on March 31, 2013, an amount equal to the subscription price of the Series Four Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series Four Preferred Share to the date on which the Series Five Preferred Share is redeemed in accordance with section 4, and (b) in the event of redemption upon a Change of Control, an amount equal to 125% of the amount specified in (a);

(j) "Series One Preferred Share" shall mean the Series One Preferred Share in the capital of the Corporation;

(k) "Series Three Preferred Share" shall mean the Series 3 Preferred Share in the capital of the Corporation;

(l) "Series Four Preferred Share" shall mean the Series Four Preferred Share in the capital of the Corporation; and

(m) "Warrants" shall mean the warrants represented by the common share warrant certificate issued by the Corporation pursuant to the subscription agreement between the Corporation and USA Interactive dated March 21, 2003.

2. Ranking

The Series Five Preferred Share shall in all respects (including the distribution of assets upon a Liquidation Event) rank equally with the Series One Preferred Shares and the Series Three Preferred Share. If the Corporation would be unable to make any payment or distribution in full in accordance with the terms of the Series One Preferred Shares, Series Three Preferred Share and the Series Five Preferred Share, that payment or distribution shall be made on a pro rata basis, calculated by reference the amounts that would be received by the holders of the Series One Preferred Shares, Series Three Preferred Share and the Series Five Preferred Share assuming the payment or distribution of the full amount to be paid or distributed in respect of those shares in accordance with their terms and without any such pro ration.

3. Liquidation, Dissolution or Winding-Up

In the event of a Liquidation Event, the holder of the Series Five Preferred Share shall be entitled to receive from the assets of the Corporation an amount equal to the Liquidation Entitlement.

4. Redemption

The Corporation shall, subject to subsection 32(2) of the Act, redeem the Series Five Preferred Share upon the earlier of March 31, 2013 and the third business day following a Change of Control. If the Corporation is precluded from redeeming the Series Five Preferred Share on that date as a result of subsection 32(2) of the Act, it shall redeem the Series Five Preferred Share as soon as it ceases to be precluded from doing so pursuant to that subsection. At least three business days before the date specified for redemption (the "Redemption Date") of the Series Five Preferred Share, the Corporation shall deliver to the holder a notice in writing (the "Redemption Notice") of the intention of the Corporation to redeem the Series Five Preferred Share. The Redemption Notice shall set out the Redemption Amount, the details of its calculation and the Redemption Date. On the Redemption Date, the Corporation shall deliver to the holder of the Series Five Preferred Share at its address on the register maintained by the Corporation or such other address as the holder of the Series Five Preferred Share may have notified the Corporation in writing a certified cheque or bank draft payable to the holder in an amount equal to the Redemption Amount on and after the Redemption Date, the Series Five Preferred Share shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holder shall cease to be a shareholder in respect of the Series Five Preferred Share and shall not be entitled to exercise any of the rights of shareholders in respect of the Series Five Preferred Share, unless the Redemption Amount is not paid as provided in this section, in which case the rights of the holder shall remain unaffected. The holder of the Series Five Preferred Share may, in its sole discretion, waive or consent to the abridgment of the Redemption Notice

5. Voting Rights

The holder of the Series Five Preferred Share shall be entitled to vote separately as a series and as part of a class of shares to the fullest extent permitted under applicable law.

6. Election

The Corporation shall elect, in the manner and within the time provided under section 191.2 of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate such that no holder of a Series Five Preferred Share shall be required to pay tax on dividends received, or deemed to be received, on the Series Five Preferred Share under section 187.2 of Part IV.I of such act or any successor or replacement provision of similar effect.

COMMON SHARES

1. Privileges of Common Shares. The Common Shares shall have attached to them the rights, privileges, restrictions and conditions as hereinafter set forth.

(a) Except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series, each holder of a Common Share is entitled to receive notice of, to attend and to vote at all meetings of the shareholders of the Corporation.

(b) Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation, the holders of the Common Shares are entitled to receive dividends if, as and when declared by the directors of the Corporation.

(c) Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation, the holders of the Common Shares are entitled to share equally in the remaining property of the Corporation upon liquidation, dissolution or winding-up of the Corporation.

Schedule

7. Other provisions, if any

The board of directors of the Corporation may, at any time and from time to time, by resolution appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next following annual meeting of shareholders of the Corporation, provided that the total number of directors so appointed by the board of directors of the Corporation during the period between any two annual meetings of shareholders of the Corporation shall not exceed one-third of the number of directors elected at the earlier of such two annual meetings of shareholders of the Corporation.

Innovation, Science and Economic Development Canada
Corporations Canada
Innovation, Sciences et Développement économique Canada
Corporations Canada

Form 2
Initial Registered Office Address and First Board of Directors
Canada Business Corporations Act (CBCA) (s. 19 and 106)

Formulaire 2
Siège social initial et premier conseil d'administration
Loi canadienne sur les sociétés par actions (LCSA) (art. 19 et 106)

1 Corporate name
Dénomination sociale

Points.com Inc.

2 Address of registered office
Adresse du siège social

3 Additional address
Autre adresse

See attached schedule / Voir l'annexe ci-jointe

5 Declaration: I certify that I have relevant knowledge and that I am authorized to sign this form.
Déclaration : J'atteste que je possède une connaissance suffisante et que je suis autorisé(e) à signer le présent formulaire.

Original signed by / Original signé par
T. Robert MacLean

T. Robert MacLean
416-595-0000

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Canada
IC 2904 (2008/04)

Schedule / Annexe

Members of the board of directors / Membres du conseil d'administration

Resident Canadian
Résident Canadien

Leontine van	111 Richmond Street West, Suite 700,	Yes / Oui
Leeuwen-Atkins	Toronto ON
M5H 2G4, Canada

Christopher J.D.	111 Richmond Street West, Suite 700,	Yes / Oui
Barnard	Toronto ON
M5H 2G4, Canada

David Adams	111 Richmond Street West, Suite 700,	Yes / Oui
Toronto ON
M5H 2G4, Canada

David Bruce Croxon	111 Richmond Street West, Suite 700,	Yes / Oui
Toronto ON
M5H 2G4, Canada

Jane Skoblo	111 Richmond Street West, Suite 700,	Yes / Oui
Toronto ON
M5H 2G4, Canada

John W. Thompson	111 Richmond Street West, Suite 700,	Yes / Oui
Toronto ON
M5H 2G4, Canada

T. Robert MacLean	111 Richmond Street West, Suite 700,	Yes / Oui
Toronto ON
M5H 2G4, Canada

Michael Beckerman	111 Richmond Street West, Suite 700,	Yes / Oui
Toronto ON
M5H 2G4, Canada